VIA EDGAR

March 14, 2016

Alison White, Esq.

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Praxis Mutual Funds Preliminary Proxy Statement Filing

Accession No: 0001193125-16-491293.

Dear Ms. White:

This letter responds to the comments you provided to me via telephone on March 8, 2016, with respect to the preliminary proxy statement (“Proxy Statement”) on Schedule 14A filed on behalf of the Praxis Mutual Funds (“Registrant”) on March 3, 2016 (Accession No: 0001193125-16-491293) (the “Filing”).

1.	Comment: Please include a cover letter with all subsequent filings and include the standard Tandy representations in the Registrant’s letter responding to the following comments.

Response: The requested action will be taken.

Proposal 1

2.	Comment: The Proxy Statement discloses in the “Required Vote” section on page 1 that a “plurality” of the shares voted is required to elect each Trustee. Please provide clarifying disclosure about the implications of the plurality voting requirement (that is, if a quorum is present, one “For” vote would be sufficient to elect a Trustee). Please make a conforming change, as applicable, to the discussion about plurality voting on page 7.

Response: The disclosure on page 7 (which makes clear that if the nominees run uncontested, as expected, and a quorum is present, all nominees will be elected), will be added to the “Required Vote” section on page 1. A statement to the effect that as little as one “For” vote could elect a nominee has not been added because, in the Registrant’s view, such an example represents an unrealistic outcome and conveys unnecessary detail that might obfuscate the main point, which is how plurality voting works and is likely to apply to the proposal.

3.	Comment: The Proxy Statement discloses in the “Term of Office for Trustees” section on page 3 that the Board has adopted a retirement policy that fixes a mandatory retirement date for Trustees “based upon age.” Please identify the age.

Response: The requested change will be made.

4.	Comment: Please include the information required by Item 407(b) of Regulation S-K in the “The Role of the Board” section on page 4 of the Proxy Statement.

Response: The requested change will be made to disclose the number of Board meetings attended during the most recently completed fiscal year by incumbent Trustees. Moreover, the Registrant hereby confirms that no Trustee attended fewer than 75% of those meetings.

5.	Comment: The Proxy Statement discloses in the “Nominating Committee” section on page 5 that certain procedural requirements must be followed for shareholders to submit proposed candidates and that additional information about those requirements is provided on the Fund’s website. Consider whether it is appropriate to delete the reference to the website in light of the summary already contained in that section and/or whether additional requirements should be summarized in that section.

Response: Additional information about the procedural requirements will be added.

6.	Comment: In the “What is the required vote for approval of this Proposal to elect the seven Nominees” on page 7, consider adding disclosure about the consequences of not obtaining shareholder approval for any/all of the Nominees.

Response: The Registrant respectfully declines to add disclosure explaining the consequences of this unlikely event, but confirms that it is cognizant of the requirements under the Investment Company Act relating to constituting a board of directors that has been duly appointed and/or elected by shareholders. The Registrants intends to solicit sufficient proxies to obtain sufficient quorum and votes to constitute its Board of Trustees in accordance with the requirements of the Investment Company Act.

Proposal 2

7.	Comment: The Proxy Statement discloses in the “What is the reason for the Proposal?” section, in the last bullet on page 8, that the provisions in the New Declaration of Trust relating to reorganization transactions “ensure” that shareholder interests are protected. Please replace “ensure” with “are designed to ensure.”

Response: The requested change will be made. In addition, certain related clarifying changes will be made.

8.	Comment: In the “What is the required vote for approval of this Proposal?” section on page 9, add disclosure about the consequences of not obtaining shareholder approval for the proposal.

Response: The requested change will be made.

Proposal 3

9.	Comment: The Proxy Statement discloses the impact of only some Funds approving one or more sub-proposals in the “Would the requested changes apply the same to all the Funds?” section on page 10. Please revise the disclosure to clarify that the sub-proposals are not conditioned on one another such that, depending upon how shareholders of each Fund vote, all, some or none of the proposed changes may be implemented.

Response: The requested change will be made.

10.	Comment: For each sub-proposal that seeks to replace a policy that contains specific details about legal requirements (for example, percentage limits under the borrowing policy) with a proposed policy that, in essence, permits a Fund to engage in an activity to the extent permitted by applicable legal requirements and removes the detail about those current requirements, please add disclosure stating that, if the proposal passes, non-fundamental clarifying disclosure will be added in the SAI adjacent to the list of fundamental policies explaining then-current applicable legal requirements with appropriate specificity.

Response: The requested change will be made.

Appendix F

11.	Comment: Please include the information required by Items 9(c), 9(e)(5)(ii) and 9(e)(8) of Schedule 14A.

Response: The requested change will be made.

Form of Proxy Card

12.	Comment: Please print the following clause, in bold-face font: “UNLESS INDICATED TO THE CONTRARY, THIS PROXY SHALL BE DEEMED TO GRANT AUTHORITY TO VOTE “FOR” THE PROPOSALS.”

Response: The requested change will be made.

In connection with your review of the Filing, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filing and subsequent related filings; (2) comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you or any other members of the Staff have any questions or comments regarding this letter, please call me at 860-524-3937.

Very truly yours,

/s/ Anthony H. Zacharski
Anthony H. Zacharski
Fund Counsel, Praxis Mutual Funds

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